UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 30241 / October 23, 2012

In the Matter of

PACE SELECT ADVISORS TRUST
UBS GLOBAL ASSET MANAGEMENT
   (AMERICAS) INC.
c/o Mr. Joseph J. Allessie
UBS Global Asset Management (Americas) Inc.
1285 Avenue of the Americas
New York, NY 10019-6028

(File No. 812-14000)

ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940
GRANTING AN EXEMPTION FROM SECTION 15(a) OF THE ACT AND RULE 18f-2
UNDER THE ACT AND CERTAIN DISCLOSURE REQUIREMENTS

PACE Select Advisors Trust and UBS Global Asset Management (Americas) Inc. filed an
application on January 20, 2012, and amendments to the application on April 25, 2012,
September 10, 2012, and October 5, 2012, requesting an order under section 6(c) of the
Investment Company Act of 1940 (the "Act") exempting applicants from section 15(a) of the Act
and rule 18f-2 under the Act, as well as from certain disclosure requirements. The order
supersedes two prior orders[1] and permits applicants to enter into and materially amend
subadvisory agreements without shareholder approval and also grants relief from certain
disclosure requirements.

On September 27, 2012, a notice of the filing of the application was issued (Investment
Company Act Release No. 30224). The notice gave interested persons an opportunity to request

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[1]   PaineWebber PACE Select Advisors Trust and Mitchell Hutchins Asset Management, Inc., Investment
Company Act Release Nos. 24823 (Jan. 11, 2001) (notice) and 24850 (Feb. 6, 2001) (order) and Managed Account
Services Portfolio Trust and Mitchell Hutchins Asset Management, Inc., Investment Company Act Release Nos.
21590 (Dec. 11, 1995) (notice) and 21666 (Jan. 11, 1996) (order).

a hearing and stated that an order granting the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that granting the requested exemption is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

Accordingly,

IT IS ORDERED, under section 6(c) of the Act, that the relief requested by PACE Select Advisors Trust and UBS Global Asset Management (Americas) Inc. (File No. 812-14000) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Kevin M. O'Neill
Deputy Secretary